

May 12, 2014

Via E-mail
Christopher W. Cabrera
President and Chief Executive Officer
Xactly Corporation
225 West Santa Clara St., Suite 1200
San Jose, CA 95113

   Re: Xactly Corporation
      Amendment No. 1 to
      Draft Registration Statement on Form S-1
      Submitted April 23, 2014
      CIK No. 1322554

Dear Mr. Cabrera:

  We have reviewed your draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Exhibits

1. We note your assertion in response to prior comment 18 of our letter dated April 9, 2014 that "there are a number of alternate third-party providers that can host the Company's solutions" and that you "could contract with such alternate providers without a substantial disruption or cost to the Company's business." Given your disclosure on page 29 that you rely heavily on your data centers, and your statements on page 19 that interruptions to your third-party managed data centers could harm your company and cause you to incur "significant costs" and possible lengthy service interruptions if you are unable to renew your agreements with them, please explain why you believe that the agreements with your two third-party data centers are not material agreements on which you substantially depend to deliver your services. It appears that you should describe the material terms of your agreements with these two data centers in the prospectus and file the agreements as exhibits to your registration statement. Your revised disclosure should include, at a minimum, a discussion of the size and usage of those facilities as well as the termination dates of the agreements.

        If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any questions. Should you require further assistance, you may contact the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-mail
        Michael Coke
        Donna Petkanics
        Wilson Sonsini Goodrich & Rosati, P.C.